1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date : July 10, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC June 2018 Revenue Report

Hsinchu, Taiwan, R.O.C. – July 10, 2018 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for June 2018: On a consolidated basis, revenues for June 2018 were approximately NT$70.44 billion, a decrease of 13.0 percent from May 2018 and a decrease of 16.3 percent from June 2017. Revenues for January through June 2018 totaled NT$481.36 billion, an increase of 7.5 percent compared to the same period in 2017.

TSMC June Revenue Report (Consolidated):

(Unit:NT$ million)
Period	June 2018	May 2018	M-o-M Increase (Decrease) %	June 2017	Y-o-Y Increase (Decrease) %	January to June 2018	January to June 2017	Y-o-Y Increase (Decrease) %
Net Revenues	70,438	80,969	(13.0)	84,187	(16.3)	481,355	447,770	7.5

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2018.

1.	Sales volume (in NT$ thousands)

Period	Items	2018	2017
Jun.	Net sales	70,438,298	84,187,305
Jan. - Jun.	Net sales	481,355,482	447,769,612

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC China*	53,118,825	28,198,180

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	401,474,597	2,540,502

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	43,745,268
	Mark to Market Profit/Loss	(466,349)
	Unrealized Profit/Loss	(802,334)
Expired Contracts	Notional Amount	246,550,437
	Realized Profit/Loss	(431,903)
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	21,067,956
	Mark to Market Profit/Loss	(392,587)
	Unrealized Profit/Loss	(592,117)
Expired Contracts	Notional Amount	101,854,464
	Realized Profit/Loss	270,284
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	374,563
	Mark to Market Profit/Loss	(6,485)
	Unrealized Profit/Loss	(11,531)
Expired Contracts	Notional Amount	1,681,277
	Realized Profit/Loss	469
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	10,667,595
	Mark to Market Profit/Loss	167,566
	Unrealized Profit/Loss	178,176
Expired Contracts	Notional Amount	29,983,178
	Realized Profit/Loss	187,705
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,575,476
	Mark to Market Profit/Loss	(15,590)
	Unrealized Profit/Loss	(20,274)
Expired Contracts	Notional Amount	3,723,124
	Realized Profit/Loss	35,616
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(91,682)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	6,628,063
	Mark to Market Profit/Loss	8,226,900
	Unrealized Profit/Loss	(13,050)
Expired Contracts	Notional Amount	21,938,858
	Realized Profit/Loss	112,413
Equity price linked product (Y/N)		N